Exhibit 99.1

Alvotech Debuts on NASDAQ First North Growth Market Becoming First Dual-Listed Icelandic Company in United States and Iceland

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After the largest debut by an Icelandic company on a U.S. stock exchange, Alvotech is set to list its shares under the ticker symbol ‘ALVO’ on the Nasdaq First North Growth Market in Iceland commencing on June 23.

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Public listing on Nasdaq First North Growth in Iceland offers Icelandic investors exposure to a publicly traded, pure play, global company that has built an integrated platform for developing and producing biosimilars at scale.

•	Financing facilities expected to be available to replace the value of redemptions from the completed business combination.

REYKJAVIK, ICELAND (June 22, 2022) — Alvotech, a global biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide, today announced that its ordinary shares will be admitted to trading on the Nasdaq First North Growth Market in Iceland (“Nasdaq First North”) on Thursday, June 23, under the ticker symbol “ALVO”. This follows the successful debut on the Nasdaq Stock Market, on June 16. Alvotech is expected to be the first dual-listed Icelandic company on both a United States and Icelandic stock market.

To celebrate the public listing in Iceland, Robert Wessman, founder and Executive Chairman, will ring the closing bell for the Nasdaq First North market in Iceland at 15:30 GMT on June 23. The bell ringing ceremony will be held at Alvotech’s offices in Reykjavik and will be streamed live starting at 15:20 GMT. The live stream is accessible at https://livestream.com/luxor/alvotech22.

“It is a great pleasure to realize the first dual listing by an Icelandic company in the US and Iceland and complete this milestone only one week after the company’s successful debut on Nasdaq in New York,” said Mr. Wessman. “Over the past 10 years we have invested over 1 billion dollars in building a platform for integrated development and manufacturing of biosimilars at scale. This allows our amazing team to focus on meeting the growing demand from patients worldwide for vital lower-cost alternatives to higher-priced biologics.”

Alvotech’s current portfolio of eight products and product candidates are aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease and cancer and represent an estimated total addressable market of over US$85 billion, based on estimated peak sales of the reference products1.    Alvotech’s lead product, AVT02 (adalimumab), a biosimilar to Humira®, the world’s highest grossing medicine (excluding COVID-19 vaccines), has already been launched in Canada and Europe and is expected to launch in the United States on July 1, 2023, subject to regulatory approval. Alvotech has also announced positive topline results for AVT04 (ustekinumab), a proposed biosimilar to Stelara®, from both the confirmatory clinical, safety and efficacy study and a pharmacokinetic (PK) study.

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
Page 1 of 5	102 Reykjavík, Iceland		www.alvotech.com

On June 15, 2022, Alvotech completed its business combination with Oaktree Acquisition Corp. II (“OACB”), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P. In April 2022, Alvotech announced that the company had secured a Standby Equity Purchase Agreement (“SEPA”) facility from YA II PN, Ltd (“Yorkville”) and signed a binding term sheet for a debt facility from Sculptor Capital Management (“Sculptor”). The two facilities are expected to provide financing to be used at the company’s discretion to replace the value of redemptions by OACB shareholders. Discussions with Sculptor regarding final terms remain ongoing and are subject to receipt of all necessary approvals.

The dual-listing transaction was supported by an upsized PIPE totaling approximately US$175 million, raised entirely as ordinary shares. Investors in the PIPE include top-tier investors from Iceland and internationally, including Suvretta Capital, Athos (the Strüngmann Family Office), CVC Capital Partners, Temasek Holdings, YAS Holdings, Farallon Capital Management, and Sculptor Capital Management, among others.

1EVALUATE Pharma

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA; US), STADA Arzneimittel AG (EU and select other territories), Fuji Pharma Co., Ltd (TSE: 4554; Japan), Cipla/Cipla Gulf/Cipla Med Pro (NSE: CIPLA; Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (SWX:DKSH; Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (NASDAQ and TASE: KMDA; Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (1795:TT; Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
Page 2 of 5	102 Reykjavík, Iceland		www.alvotech.com

About AVT02 (adalimumab)

AVT02 is a monoclonal antibody and a biosimilar to Humira® (adalimumab). AVT02 is approved in the EU, the United Kingdom, Switzerland, Norway, Iceland, Lichtenstein (Hukyndra®) and Canada (Simlandi™). AVT02 dossiers are under review in multiple countries; in the United States the initial BLA for approval as a biosimilar is in deferred status, pending the result of FDA inspections.

About AVT04 (ustekinumab)

AVT04 is a monoclonal antibody and a biosimilar candidate to Stelara® (ustekinumab). AVT04 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not yet been established by regulatory authorities and is not yet claimed.

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
Page 3 of 5	102 Reykjavík, Iceland		www.alvotech.com

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech. For example, Alvotech’s expectations regarding capitalization through equity or debt, future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; the timing of the announcement of clinical trial results;; the ability to obtain regulatory or maintain regulatory approvals for Alvotech’s products and product candidates; the timing of the announcement of clinical trial results, regulatory approvals and market launches; and the estimated size of the total addressable market of Alvotech’s pipeline products. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech, with Alvotech as the surviving company (the “Business Combination”); (2) the inability to execute final agreement with respect to the loan facility with Sculptor on acceptable terms or at all; (3) the ability to enter into final documentation with respect to the loan facility with Sculptor that is mutually agreeable to all parties involved and to obtain all necessary approvals; (4) the inability to consummate the transactions contemplated by the SEPA; (5) the ability to meet or maintain stock exchange listing standards; (6) the risk that the Business Combination disrupts current plans and operations of Alvotech; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Alvotech to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) changes in applicable laws or regulations; (9) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (10) Alvotech’s estimates of expenses and profitability; (11) Alvotech’s ability to develop, manufacture and commercialize the product candidates in its pipeline; (12) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or future regulatory approvals or marketing authorizations; (13) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (14) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (15) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (16) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (17) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (18) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (19) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Alvotech’s Registration Statement on Form F-4 or in other documents filed with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
Page 4 of 5	102 Reykjavík, Iceland		www.alvotech.com

Important Notice

Two categories of shares are expected to be listed on Nasdaq First North: (i) Alvotech shares that will also be tradable on the Nasdaq Stock Market LLC will appear on custody accounts as foreign securities marked “ALVOUS” in USD; and (ii) Alvotech shares that will be tradable only on Nasdaq First North will appear on custody accounts marked “ALVOIS” in ISK. This second category of shares tradable on Nasdaq First North has not been, and may not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares were offered only to non-U.S. Persons outside the United States in transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S. By acquiring these shares, the holder represented and warranted that it (a) is not a U.S. Person (as defined in Regulation S) and (b) is not holding the shares for the account or benefit of any U.S. Person. Such shares are “restricted securities” as defined under Rule 144(a)(3) promulgated under the Securities Act, and may not be taken up, offered, sold, resold, delivered or distributed, directly or indirectly within, into or from the United States or to, or for the account or benefit of, U.S. Persons except: (a)(i) in an offshore transaction meeting the requirement of Regulation S, (ii) pursuant to an available exemption from the registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act. Resales or reoffers of shares made offshore in reliance on Regulation S may not be sold to, or for the account or benefit of, any U.S. Person (as defined in Regulation S) during the distribution compliance period under Regulation S.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

CONTACTS

Alvotech Investor Relations

alvotech.ir@alvotech.com

Alvotech Corporate Communications

alvotech.media@alvotech.com

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
Page 5 of 5	102 Reykjavík, Iceland		www.alvotech.com